April 23, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Collective Acquisition Corp. II Registration Statement on Form S-1 Filed March 27, 2026, as amended File No. 333-294701

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 21, 2026, in which the undersigned registrant, Collective Acquisition Corp. II (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 4:00 p.m. Washington D.C. time on April 23, 2026, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

* * *

Very truly yours,

Clear Street LLC

By:	/s/ Ryan Gerety
Name:	Ryan Gerety
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Withdrawal Letter]